Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Harvard Bioscience, Inc.:

We consent to the use of our report dated February 28, 2013, with respect to the balance sheets of Harvard Apparatus Regenerative Technology, Inc., a business segment of Harvard Bioscience, Inc. and development stage company, as of December 31, 2012 and 2011, and the related statements of operations, invested equity (deficit), and cash flows for the years ended December 31, 2012, 2011 and 2010, and for the period from February 24, 2009 (inception) to December 31, 2012, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Boston, Massachusetts
February 28, 2013